SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-04721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CENTEL RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT CORPORATION

6200 SPRINT PARKWAY

OVERLAND PARK, KS 66251

CENTEL RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

2004 ANNUAL REPORT

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

CENTEL RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Index to Financial Statements

Reports of Independent Registered Public Accounting Firms

• KPMG LLP

• Ernst & Young LLP

Financial Statements

• Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	1

• Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004, 2003, and 2002	2

• Notes to Financial Statements	3

Supplemental Schedule

• Schedule I: Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

The Centel Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statement of net assets available for benefits of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 27, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Sprint Corporation

We have audited the accompanying statement of net assets available for benefits of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2003, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 11, 2004

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	As of December 31:
	2004	2003
PLAN ASSETS

Investments at Fair Value	$177,146	$126,530

Receivables:
Receivables for unsettled security sales	—	119
Transfers receivable	—	41
Contributions receivable	1	1
Other receivables	16	—
Accrued interest and dividend income	3	1

Total assets	177,166	126,692

PLAN LIABILITIES

Payable for unsettled security purchases	—	66
Other payables	33	65

Total liabilities	33	131

Net assets available for benefits	$177,133	$126,561

See Notes to Financial Statements.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	For the Year Ended December 31:
	2004	2003	2002
Investment Income:
Interest on loans	$288	$257	$511
Dividends and investment interest	2,758	1,580	1,280
Net realized and unrealized appreciation (depreciation) in the fair value of investments	53,085	16,620	(83,800)

Net investment income (loss)	56,131	18,457	(82,009)

Contributions - employer	3,516	4,039	4,517
Contributions - employee	6,228	6,312	7,007
Administrative Fees	(11)	(6)	(3)
Withdrawals	(14,955)	(8,720)	(11,184)
Inter-plan fund transfers (net)	(337)	(308)	(716)

Net increase (decrease)	50,572	19,774	(82,388)

Net Assets Available for Benefits:
Beginning of year	126,561	106,787	189,175

End of year	$177,133	$126,561	$106,787

See Notes to Financial Statements.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The following brief description of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) provides only general information. For more complete information participants may refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General

The Plan is a defined contribution plan established by Centel Corporation (“Centel” or the “Company”) and adopted by substantially all of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code.

On March 9, 1993, Centel merged with Sprint Corporation (Sprint) and the Company became a wholly owned subsidiary of Sprint. Since the merger of Centel and Sprint, the Plan continues to provide benefits to eligible employees of the Company and its subsidiaries which have adopted the Plan. Effective November 1, 2000, the Centel Employees’ Stock Ownership Plan (CESOP) was merged into the Plan and the Sprint Retirement Savings Plan as appropriate.

Eligibility

Participation in the Plan is voluntary. Individuals who are employed by the Company or one of its adopting subsidiaries and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan are eligible to participate upon date of hire. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing six months of service.

Contributions

Participants may contribute up to 10% of their salary or wages to a pre-tax account. Participants may make after-tax contributions to the Plan, provided the sum of pre-tax and after-tax contributions does not exceed 16% of the participant’s pay. The first 6% is referred to as the basic contribution. Federal income taxes are deferred on the pre-tax amounts contributed until the funds are withdrawn from the Plan.

Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $13,000 for the 2004 plan year, $12,000 for the 2003 plan year, and $11,000 for the 2002 plan year. The percentage that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code.

Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

In February 2004, Sprint’s board of directors decided to recombine the FON and PCS tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, contributions allocated to purchase Sprint stock may be directed only to the Company stock fund.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants’ withdrawals, equals the total of the Company contribution as required under the applicable collective bargaining agreements of the first 6% contributed by participants. Participant contributions in excess of 6% of each participant’s pay are not included in this calculation of the Company matching contribution. Upon completion of an enrollment form by the participant, the Company also makes a profit-sharing contribution of 1% (or other percentage as established in the participant’s collective bargaining agreement ) of eligible pay to all participants, regardless of whether or not they elect to contribute to the Plan. Company and employee contributions are made in cash.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Effective March 2002, participants may choose to receive annual taxable dividend payments on vested Company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the respective plan year and must contribute the maximum elective contribution for that plan year. For the 2004 plan year, the pre-tax catch-up contribution limit was $3,000. For the 2003 plan year, the pre-tax catch-up contribution limit was $2,000. For the 2002 plan year, the pre-tax catch-up contribution limit was $1,000.

Investment Funds

Participants may direct their contributions into any of 29 actively and passively invested funds (30 funds prior to the recombination) which include a Money Market Fund, four Fixed Income funds, an Emerging Market Debt Fund, three Small Capitalization stock funds, two Mid-capitalization stock funds, three Large Capitalization Growth Stock funds, two Large Capitalization Value Stock funds, a Large Capitalization Blended stock fund, five International and Emerging Market stock funds, an S&P 500 Index fund, the Company Stock fund, and five pre-mixed portfolio investment options. The premixed portfolios range from Conservative Growth Portfolio with an 80%/20% mix of bonds/stocks to the Aggressive Growth Portfolio with 100% stocks.

Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open.

Other limitations on transfers between funds apply in certain circumstances.

Concentration of Risk

At December 31, 2004, a portion of the Plan’s assets were in shares of Sprint common stock (FON) and at December 31, 2003 were in shares of FON and PCS common stock. The value of this common stock is subject to fluctuations related to corporate, industry and economic factors. At year-end 2004, Sprint common stock closed at $24.85 per share.

The Plan’s other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

Participants are 100% vested in their employee contribution and Company profit sharing contribution account balances at all times.

The vesting of Company matching contributions is based on a graded vesting schedule which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur if, while an employee of the Company, a participant: (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $216,000 and $123,000, respectively. These accounts will be used to reduce future Company contribution requirements, though no forfeitures were used during 2004 for that purpose.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, or meet “hardship” requirements defined in the Code. In-service withdrawals may be made by participants up to twice per year. The maximum amount of an in-service withdrawal is the sum of the after-tax account, rollover account, and the vested portion of the Company match account. The minimum in-service withdrawal is the lesser of $200 or 100% of the vested account balance.

Participant Loans

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant’s loan from the Plan during the one year period ending on the date the loan is made.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant’s principal residence, the maximum repayment period may be as much as 10 years. Loans are secured by the balances in the participant’s accounts. The interest rate charged on loans is set by the Employee Benefits Committee. Outstanding loans are being repaid at interest rates between 4.0% and 7.25%.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant’s contributions to the Plan, including rollover contributions, (c) the participant’s share of any investment income, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant’s withdrawal.

Administration and Plan Expenses

The Plan is administered by Sprint’s Employee Benefits Committee. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust.

On April 1, 2004, the duties of the Pension and Savings Trusts Committee were assumed by the Employee Benefits Committee and the Pension and Savings Trusts Committee ceased to exist. The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

The following information pertains to the Centel Employees’ Stock Ownership Plan (CESOP) account:

Eligibility/Contributions – CESOP

Employees of Centel, during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. The Company made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund – CESOP

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting – CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals – CESOP

Participants may elect to withdraw all of their CESOP account balance while an active employee of the Company. Upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan, participants may elect to withdraw their entire account balance.

Dividends – CESOP

Dividends earned on shares held in the CESOP account are reinvested quarterly into the Company Stock fund, unless the participant elects to receive the dividends in cash, which are distributed annually.

Participant Accounts - CESOP

A separate CESOP account is maintained in each participant’s 401(k) account. Each participant’s account is adjusted for (a) the participant’s share of any investment income or loss, and (b) withdrawals.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at current value. The current value of the common stock is based on the value of the last reported sale in the active market in which they are traded on the last business day of the year. The current value of equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The current value of the short term investments is estimated at cost plus accrued interest. Loans to participants are valued at their principal balance.

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals are recorded at the fair value of the assets on the date of distribution.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net assets available for benefits.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

3. INVESTMENTS

The Plan’s investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan’s net assets available for benefits.

	(Thousands of Dollars) As of December 31:
	2004	2003
Investments at Fair Value as Determined by Quoted Market Price:

Sprint Corporation: Company Combined Stock Fund	$101,684	—
Sprint Corporation: FON Stock Fund	—	$30,293
Sprint Corporation: PCS Stock Fund	—	29,604
Sprint Corporation: CESOP Combined Stock Fund	9,299	*
PIMCO Separately Managed 1 Account	25,509	26,502
Fidelity Magellan Fund, Inc.	*	8,008
Fidelity Equity Income Fund, Inc.	*	7,764

*	The fair value of this investment was less than 5% of the Plan’s net assets at December 31 of the respective year.

During 2004, 2003 and 2002, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Value	(Thousands of Dollars) For the Year Ended December 31:
	2004	2003	2002
Investments at Fair Value as Determined by Quoted Market Price:

Common stock:
Sprint Corporation: Company Combined Stock Fund	$46,801	—	—
Sprint Corporation: FON Stock Fund	—	$3,777	$(8,766)
Sprint Corporation: PCS Stock Fund	—	6,542	(67,358)
Sprint Corporation: CESOP Combined Stock Fund	3,575	—	—
Sprint Corporation: CESOP FON Stock Fund	—	612	(1,825)
Sprint Corporation: CESOP PCS Stock Fund	—	191	(3,269)

Equity Funds	1,572	4,308	(4,364)
Bond mutual funds	878	932	1,888
Equity index fund	147	193	(81)
Other	112	65	(25)

Total Appreciation (Depreciation)	$53,085	$16,620	$(83,800)

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

4. RELATED PARTY TRANSACTIONS

Participants may elect to contribute a percentage of their contribution and Company contributions to the FON and PCS stock funds. In 2004, these combined contributions approximated $5 million to the company common stock funds. In 2003, combined contributions approximated $2 million and $3 million to the FON and PCS stock funds, respectively. In 2002, combined contributions approximated $3 million and $4 million to the FON and PCS stock funds, respectively.

5. LEGAL PROCEEDINGS

In 2003, several putative class action lawsuits were filed in the U. S. District Court for the District of Kansas by individual participants in the Plan, the Sprint Retirement Savings Plan, and the Sprint Retirement Savings Plan for Bargaining Unit Employees against Sprint, the committee that administers the plans, the trustee for the plans, and various current and former officers and directors of Sprint. These lawsuits have been consolidated before a single judge. The lawsuit alleges that defendants breached their fiduciary duties to the plans and violated the ERISA statutes by including FON stock and PCS stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of FON stock and PCS stock during the class period.

SUPPLEMENTAL SCHEDULE

Schedule I

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

EIN: 48-0498479

Plan #017

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

	(Thousands of Dollars)
Identity of Issue	Cost	Fair Value
Common Stock Funds:
Sprint Corporation - Company Combined Stock Fund **	$101,125	$101,684
Sprint Corporation - CESOP Combined Stock Fund **	3,366	9,299

Total common stocks	104,491	110,983

Equity Funds:
Fidelity Magellan Fund, Inc. **	8,306	8,468
Fidelity Equity Income Fund, Inc. **	7,330	8,219
Fidelity OTC Portfolio Fund, Inc. **	2,423	1,998
Fidelity Overseas Fund, Inc. **	1,359	1,492
Fidelity Dividend Growth Fund, Inc. **	931	1,001
Capital Guardian International Equity Fund	59	73
Capital Guardian Emerging Market Equity Fund	65	75
Jennison Associates LLC Separately Managed Acct	61	72
Harris Associates, L.P. Separately Managed Acct	168	195
Wall Street Associates Separately Managed Acct	113	130
American Century Equity Income Fund	372	402
DFA U.S. Small-Cap Value Portfolio	1,173	1,320
GMO Global Equity Allocation	126	158
Harbor Midcap Growth I	291	326

Total Equity Mutual Funds	22,777	23,929

Equity Index Funds:
NTGI S&P 500 Equity Index Fund	535	641
NTGI Russell 2000 Index Fund	303	382
NTGI EAFE Index Fund	81	117

Total US Stock Index Funds	919	1,140

Bond Funds:
PIMCO High Yield Fund	665	698
PIMCO Foreign Bond Fund	303	302
GMO Emerging Country Debt Share Fund	875	877
PIMCO Separately Managed I Account	22,758	25,509
PIMCO Separately Managed B Account	2,397	2,820

Total Bond Mutual Funds	26,998	30,206

See accompanying report of independent registered public accounting firm.

Schedule I

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

EIN: 48-0498479

Plan #017

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Cont’d)

December 31, 2004

	(Thousands of Dollars)
Identity of Issue	Cost	Fair Value
Short-Term Investments:
NTGI Short-term	$3,460	$3,460
Fidelity Retirement Market Account**	34	34

Total Short-Term Investments	3,494	3,494

Other Funds:
Conservative Growth Portfolio	20	22
Moderate Growth Portfolio	436	473
Balanced Growth Portfolio	449	485
High Growth Portfolio	120	139
Aggressive Growth Portfolio	154	178

Total Other Investments	1,179	1,297

Participant Loans **	6,097	6,097

Total Investments	$165,955	$177,146

**	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Centel Retirement Savings Plan for Bargaining Unit Employees

	By:	/S/ E.J. HOLLAND JR.
E. J. Holland, Jr.
Date: June 29, 2005		Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number
23 - (a)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23 - (b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm